Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2019, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 20,037
Interest-bearing balances		127,598
Securities:
Held-to-maturity securities		144,901
Available-for-sale securities		253,334
Equity Securities with readily determinable fair value not held for trading		102

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		79
Securities purchased under agreements to resell		49,775
Loans and lease financing receivables:
Loans and leases held for sale		9,908
Loans and leases, net of unearned income	909,881
LESS: Allowance for loan and lease losses	9,610
Loans and leases, net of unearned income and allowance		900,271
Trading Assets		42,814
Premises and fixed assets (including capitalized leases)		12,085
Other real estate owned		417
Investments in unconsolidated subsidiaries and associated companies		12,801
Direct and indirect investments in real estate ventures		256
Intangible assets		37,963
Other assets		55,428

Total assets		$1,667,769

LIABILITIES
Deposits:
In domestic offices		$1,266,186
Noninterest-bearing	389,711
Interest-bearing	876,475
In foreign offices, Edge and Agreement subsidiaries, and IBFs		49,025
Noninterest-bearing	1,200
Interest-bearing	47,825
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		3,953
Securities sold under agreements to repurchase		5,380

Dollar Amounts In Millions
Trading liabilities	9,093
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	125,836
Subordinated notes and debentures	11,859
Other liabilities	28,828

Total liabilities	$1,500,160
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,606
Retained earnings	53,311
Accumulated other comprehensive income	-1,149
Other equity capital components	0

Total bank equity capital	167,287
Noncontrolling (minority) interests in consolidated subsidiaries	322

Total equity capital	167,609

Total liabilities, and equity capital	$1,667,769

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

Directors

James H. Quigley

Theodore F. Craver, Jr.

Juan A. Pujadas